                      ALEXANDER & ALEXANDER SERVICES INC.
                          1185 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10036

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREOF

                          NO VOTE OR OTHER ACTION OF
                    THE COMPANY'S STOCKHOLDERS IS REQUIRED
                      IN CONNECTION WITH THIS INFORMATION
                                   STATEMENT

  This Information Statement is being mailed on or about January 17, 1997 to the holders of shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Alexander & Alexander Services Inc., a Maryland corporation listed on the New York Stock Exchange under the symbol "AAL" (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company, other than at a meeting of stockholders. Such designation is to be made pursuant to an Agreement and Plan of Merger (the "Agreement"), dated as of December 11, 1996, as amended as of January 7, 1997, among the Company, Subsidiary Corporation, Inc., a Maryland corporation (the "Offeror") and a wholly owned subsidiary of Aon Corporation, a Delaware corporation listed on the New York Stock Exchange under the symbol "AOC" (the "Parent"). On January 15, 1997, the Offeror consummated a tender offer to purchase all outstanding shares of the Common Stock and the associated preferred stock purchase rights ("Rights" and, together with the Common Stock, the "Shares") for $17.50 per share in cash. NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder requires the mailing to the Company's stockholders of the information set forth in the Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's stockholders.

  The Agreement provides that, among other things, as soon as practicable after the purchase of the shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Agreement and in accordance with the relevant provisions of the Maryland General Corporation Law, as amended (the "Maryland GCL"), the Offeror will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of the Parent. At the effective time of the Merger (the "Effective Time"), each holder of a share of (i) the Common Stock, together with the related Right, (ii) the Class A Common Stock, par value $.00001 per share (the "Class A Common Stock"), together with the related Class 1 special shares ("RSC Shares") of Reed Stenhouse Companies Limited, a subsidiary of the Company organized under the laws of Canada, and related Right, or (iii) the Class C Common Stock, par value $1.00 per share (the "Class C Common Stock"), together with the related Dividend Share (the "Dividend Share") of Alexander and Alexander Services UK plc, a subsidiary of the Company organized under the laws of Scotland, and related Right, in each case, that is issued and outstanding (other than stock of the Company owned by any subsidiary of the Company, Parent, the Offeror, or any other subsidiary of Parent or stock with respect to which appraisal rights are available and properly exercised under Maryland law), will be paid by the Surviving Corporation as consideration for the conversion of each share the $17.50 in cash, without interest thereon.

  Concurrently with the execution of the Agreement, the Parent entered into the Stock Purchase and Sale Agreement (the "Stock Purchase and Sale Agreement") with American International Group, Inc. ("AIG"). Pursuant to the Stock Purchase and Sale Agreement, and subject to the terms and conditions thereof, the Parent agreed to buy and AIG agreed to sell for $317.5 million all shares of the 8% Series B Cumulative Convertible Preferred Stock, par value $1.00 per share ("Series B Preferred Stock"), owned by AIG or its subsidiaries. The sale of the Series B Preferred Stock closed on January 17, 1997.

  The Agreement provides that, promptly after the Offeror acquires Shares pursuant to the Offer, the Offeror will be entitled to designate at its option up to that number of directors (the "Designated Directors"), of the Board of Directors, rounded to the nearest whole number, as will make the percentage of the Designated Directors equal to the aggregate voting power of the Shares held by Aon or any of its subsidiaries (assuming the exercise of all outstanding options to purchase, and the conversion or exchange of all securities convertible or exchangeable into, shares of the Common Stock, other than the conversion of the shares of Class B Preferred Stock); provided, however, that in the event that Designated Directors are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors shall have at least three directors who are directors on the date of the Agreement and who are not officers of the Company. The Company has agreed, at the option of Parent, either to increase the size of the Board of Directors of the Company and/or obtain the resignation of such number of directors as is necessary to enable the Designated Directors to be elected or appointed to the Board.

  The Offer closed on January 14, 1997. Aon presently has the right to designate a majority of the Company's Board of Directors until the Company's next stockholder meeting.

  The terms of the Agreement, a summary of the events leading up to the Offer and the execution of the Agreement and certain other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which have been delivered to stockholders of the Company. Certain other documents (including the Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Offeror and the Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in Section 8 of the Offer to Purchase. In the Agreement, the Parent represented that it has and will make available to the Purchaser the funds to purchase all shares of Common Stock tendered pursuant to the Offer and to consummate the Merger.

  The information contained in this Information Statement concerning Aon and the Designated Directors has been furnished to the Company by Aon and the Designated Directors. With respect to the accuracy and completeness of such information, the Company has relied solely upon the information furnished by Aon and the Designated Directors in preparing the sections of this Information Statement relating to such information.

                   OUTSTANDING SECURITIES AND VOTING RIGHTS

  As of January 17, 1997, there were (a) 44,895,850 Shares issued and outstanding and (b) securities convertible or exchangeable into an aggregate of 17,969,260 Shares (including RSC Shares retractable into 59,307 Shares, Class C Common Stock convertible into 54,188 Shares, Series A Convertible Preferred Stock convertible into 3,607,843 Shares and Series B Preferred Stock convertible into 14,247,922 Shares). As of the date hereof, the Offeror owns 44,293,552 Shares and Aon owns all outstanding shares of Series B Preferred Stock.

                         CHANGE IN CONTROL OF COMPANY

  On January 15, 1997, the Offeror consummated a tender offer to purchase all outstanding Shares for $17.50 per share in cash. Pursuant to the Offer, the Offeror acquired approximately 44,293,552 Shares, or 99% of the outstanding Shares. All Shares validly tendered and not withdrawn before expiration of the Offer at 12:00 midnight, New York City time, on January 14, 1997, were accepted for payment, including approximately 1,846,882 Shares tendered pursuant to guaranteed delivery procedures. The Offeror obtained all funds needed to consummate the Offer through a capital contribution from the Parent to the Offeror. Parent obtained the funds necessary for such capital contribution from cash on hand and the proceeds from a preferred equity financing completed on January 13, 1997. Pursuant to such preferred equity financing, Parent received approximately $792 million from the sale by a subsidiary of 8.205% Capital Securities, payments as to which are guaranteed by Parent.

  Pursuant to the Stock Purchase and Sale Agreement, on January 17, 1997, Parent purchased all of the outstanding Series B Preferred Stock from AIG or its subsidiaries. Each share of Series B Preferred Stock is currently convertible into approximately 2.94 shares of Class D Common Stock of the Company. The Class D Common Stock is exchangeable for Common Stock on a share-for-share basis.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

  As to the beneficial ownership of the Company's Common Stock, the following table sets forth information as of January 17, 1997, regarding each director and named executive officer reported under the caption "Executive
Compensation," and all directors, and executive officers as a group.

                                                       COMMON STOCK COMMON STOCK
                                                       BENEFICIALLY  SUBJECT TO
     NAME                                                OWNED(1)    OPTIONS(2)
     ----                                              ------------ ------------
   Frank G. Zarb......................................   171,692      100,000
   H. Furlong Baldwin.................................       --           --
   Kenneth J. Davis...................................       --         1,100
   Joseph L. Dionne...................................       --           --
   Maurice H. Hartigan................................       --           --
   Ronald A. Iles.....................................       --        15,100
   Edward F. Kosnik...................................       --           --
   Dennis L. Mahoney..................................       --           --
   All directors and executive officers
    as a group (17 persons)(3)........................   187,461      116,200

--------
(1) All directors and executive officers tendered shares held directly or indirectly by them with the exception of Mr. Zarb whose tender was not accepted by the depositary due to error and Mr. Horrick who did not tender because of a recent acquisition of shares which would have resulted in a violation of Section 16 of the Securities Exchange Act of 1934.
(2) Represents shares which are subject to options exercisable within 60 days from January 17, 1997.
(3) No individual director or executive officer beneficially owns more than 1 percent of any class of the Company's common voting shares.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

  The Board of Directors presently consists of three members. Pursuant to the Company's Bylaws, each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal. The individuals described below comprise the Company's current Board of Directors.

  Aon and the Offeror have informed the Company that they will choose the Designated Directors from the persons listed on Schedule I to this Information Statement. Schedule I also sets forth the present principal occupation or employment and five year employment history and citizenship for each of the persons who may be designated as a director. Aon, Sub, and the Designated Directors have advised the Company that none of the Designated Directors beneficially owns any securities (or rights to acquire securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission, except as may be disclosed in the Offer to Purchase. Aon and Sub have informed the Company that each of the persons listed on Schedule I to this Information Statement has consented to act as a director, if so designated. The Designated Directors will constitute a majority of the Board after they are appointed.

                             CONTINUING DIRECTORS

  The following is certain biographical information, as of January 17, 1997, with respect to the current members of the Board of Directors, all of whom will continue to serve on the Board of Directors after the appointment of the Designated Directors.

H. FURLONG BALDWIN, 65
Director since February 1996

  Mr. Baldwin has served as chairman of the board of directors and chief executive officer of Mercantile Bankshares Corporation, a Baltimore-based bank holding company for state and nationally chartered commercial banks since 1976 and 1984, respectively. Since 1956, he has held various executive and management positions with the bank including chairman and chief executive officer of Mercantile-Safe Deposit & Trust Company. He is also a director of Baltimore Gas & Electric Company, Conrail, Inc., GRC International, Inc. and USF&G Corporation.

JOSEPH L. DIONNE, 63
Director since July 1994

  Mr. Dionne has served as chairman of the board of directors and chief executive officer of McGraw-Hill, Inc. since 1988 and 1983, respectively, and has served in various executive and management positions since joining McGraw-Hill in 1967. He is also a director of The Equitable Life Assurance Society of the United States, The Equitable Companies, Incorporated, The Harris Corporation and Ryder System Inc.

MAURICE H. HARTIGAN II, 57
Director since October 1994

  Mr. Hartigan has served as executive vice president of PNC Bank Corporation since May 1995. Prior to joining PNC Bank, Mr. Hartigan was a senior managing director of Chemical Banking Corporation in New York, where he headed the North America Division of Chemical's Global Bank. He served in various executive and management positions with the bank since joining in 1965.

             MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

  The Board of Directors met eleven times during 1996. All directors attended 75% or more of the aggregate number of meetings of the board and its committees on which they served.

  The following are the current members and functions of the standing committees of the Board of Directors:

  AUDIT COMMITTEE. This committee assists the Board of Directors in exercising its fiduciary responsibilities for oversight of audit and related matters, including corporate accounting, reporting and control practices. It is responsible for recommending to the Board of Directors the independent auditors to be employed for the following year. The Audit Committee meets periodically with management, financial personnel, internal auditors and the independent auditors to review internal accounting controls and auditing and financial reporting matters. The independent auditors and the internal auditors have unrestricted access to the Audit Committee. This committee consists of three nonemployee directors: Messrs. Dionne, Baldwin and Hartigan. The committee met seven times during 1996.

  COMPENSATION, BENEFITS AND NOMINATING COMMITTEE. This committee is responsible for overseeing the Company's executive compensation programs. It administers certain compensation and benefit plans designated by the Board of Directors and approves annual compensation and long-term incentive compensation for executive officers and certain other senior executives of the Company and its subsidiaries. This committee is also responsible for recommending nominees for election to the Board of Directors and will consider candidate recommendations from stockholders. This committee consists of three non-employee directors: Messrs. Dionne (Chair), Baldwin, and Hartigan. The committee met five times during 1996.

                             DIRECTOR COMPENSATION

  The Company's Non-Employee Director Deferred Stock Ownership Plan (the "NEDD Plan") was approved by stockholders at the 1995 annual meeting of stockholders and became effective as of January 1, 1995. Like the Company's revised compensation programs for its executive officers and other key employees, the NEDD Plan places its emphasis on equity-based variable compensation intended to encourage the creation of value for stockholders.

  Each non-employee director receives a single annual fee of $40,000 for all services as a director (the "Annual Fee"), regardless of the committee services such director provides. The Annual Fee generally is not paid currently to any director. Instead, payment of such Annual Fee is deferred pursuant to the terms of the NEDD Plan. Under the NEDD Plan, in lieu of payment of the Annual Fees, the Company will generally contribute shares of Common Stock equal to that portion of the Annual Fees so deferred to a grantor trust established by the Company (the "Company Trust"). Shares are then allocated to an account established for each director (a "Director's Account"). In the event that a non-employee director is subject to current income taxation on the Annual Fee payable, the Company will pay sufficient cash to the non-employee director to discharge the taxes due on the Annual Fee and the amount of stock to be contributed to the Company Trust in respect of such director will be reduced by like amount.

  Shares contributed to a Director's Account may be sold by the independent trustee of the Company Trust or by an investment manager appointed by the Company after the shares have been held in the Company Trust for one year (or earlier, upon the death of the director or a Change of Control of the Company) at the direction of the director given during a window period more than six months prior to the effective date of such sale. Any shares of Common Stock then held in a Director's Account will be distributed six months following the cessation of the Eligible Director's services as a member of the Board. To the extent that a Director's Account holds assets other than Common Stock, such assets will generally be distributed immediately following the time at which the Eligible Director ceases to be a member of the Board (or earlier in the event of a determination of hardship). Notwithstanding the foregoing, dividends on Common Stock held in a Director's Account will be passed through to each director as soon as practicable following the date received by the Company Trust.

  Non-employee directors are also reimbursed for reasonable expenses. Emeritus Directors of the Company receive no fee, retainer or other compensation for such services, but are reimbursed for reasonable expenses. Directors who are also employees of the Company or any subsidiary receive no additional compensation for their services as directors of the Company.

                        REPORT ON EXECUTIVE COMPENSATION
             BY THE COMPENSATION, BENEFITS AND NOMINATING COMMITTEE

  The Company's compensation program for its executive officers is administered and reviewed by the Compensation, Benefits and Nominating Committee (the "CBNC") of the Board of Directors. The CBNC is comprised of three outside directors, none of whom is an employee or former employee of the Company or a director of another corporation that requires specific disclosure of such relationship in this Information Statement.

COMPENSATION PHILOSOPHY

  In determining the compensation payable to the Company's executive officers, the CBNC seeks to achieve the following objectives through a combination of fixed and variable compensation:

  . Pay competitively--Provide a total compensation opportunity that is consistent with competitive practices, enabling the Company to attract and retain qualified executives;

  . Pay for performance--Create a direct link between the compensation payable to each executive officer and the financial performance both of the Company generally and of the specific business unit or units for which the executive is responsible. The amounts payable with respect to the components of an individual's compensation will change from year to year, depending on that financial performance; and

  . Executive as Stockholders--Create a common interest between executive officers and the Company's stockholders through the use of stock awards that link a portion of each executive officer's compensation opportunity directly to the value of the Company's Common Stock.

  The compensation program for the key employees of the Company and its subsidiaries (including the Company's executive officers) was revised in 1995 to increase the emphasis on variable compensation and the rewards payable for superior performance. To further align the interests of management with those of stockholders, new equity based programs were approved by stockholders at the 1995 annual meeting of stockholders.

  The programs which implement the CBNC's compensation philosophy have been developed with the assistance of outside consultants and counsel. The CBNC will continue to annually review the Company's compensation policies and programs in light of this philosophy and of competitive practices in the United States and in those foreign countries in which executive officers of the Company reside and/or geographically operate.

COMPONENTS OF EXECUTIVE COMPENSATION PROGRAM

 Base Salary

  The CBNC establishes each officer's base salary by comparison to competitive market levels for the executive's job function determined by reference to compensation paid in the industry or by a peer group, in the country where such executive permanently resides and/or geographically operates. The "Peer Group" used in the Stock Price Performance Graph on page 9 of this information statement reflects the Company's direct competitors in its principal business. The "Peer Group" is included in the group of corporations used for executive compensation analysis. However, in determining executive compensation, the focus is on recruiting and retaining executive talent. Accordingly, a larger group of corporations than the Company's direct competitors is used for compensation comparisons.

  Base salaries generally approximate the median level of such competitive rates and are adjusted based on individual performance. Salaries are reviewed at regular intervals of between 12 to 24 months depending on job classification and competitive market levels. Base salaries for executive officers were generally increased in 1996 in accordance with the foregoing practices. Notwithstanding this policy, certain executive officers (including Messrs. Zarb, Davis, Kosnik, and Mahoney) have employment agreements which assure such officers a minimum level of base salary that was determined through a process of bilateral negotiations.

 Annual Incentive

  For fiscal year 1996, annual bonuses were established by the CBNC based primarily on specified corporate and business unit performance objectives. For certain U.S. executive officers, annual bonuses were primarily determined based on performance against a pre-established earnings per share objective. Individual performance compared to pre-established strategic, financial and operational objectives determined the remaining portion of the annual incentive of certain executive officers. For other executive officers, the performance of the executive's business unit, primarily measured by reference to the unit's attainment of pre-tax operating income objectives, also made up a substantial portion of the executive's annual bonus opportunity.

 Equity Based Incentives

  The Company's equity based incentives have historically taken the form of both stock options and restricted stock awards. The Company adopted the 1995 LTIP to provide its executive officers and other key employees equity opportunities that are intended to further align the interests of such officers and employees with those of the Company's stockholders.

  Stock Options. Stock options have historically been the Company's primary form of long-term incentive compensation. In awarding stock options to the named executive officers in 1996, the CBNC's intent was that such options represent a significant portion of each such officer's total compensation opportunity, thus aligning the officer's economic interests with those of the Company's stockholders. Consistent with this goal, all option awards in 1996 were made at the fair market value of the Common Stock as of the date of grant. The number of options granted was based on the CBNC's subjective evaluation of a number of factors, including competitive market practice, past grants, management level and other matters relating to an individual's performance and ability to influence corporate results. The CBNC believes these awards were within the competitive range of similar awards made by the Company's competitors for executive talent.

  Restricted Stock. The CBNC has used traditional awards of restricted stock only in special circumstances as an inducement for an executive officer to remain in the Company's employ over a period of years or as a reward for extraordinary performance or as a means to adjust compensation packages. It is not the Company's practice to use traditional restricted stock awards as a standard form of long-term incentive compensation. When used, the circumstances, rather than past awards, constitute the primary factor for determining the size of any restricted stock award. In addition, certain select executive officers received awards of traditional restricted stock for a number of shares that the CBNC subjectively determined to be necessary to induce such officers to remain in the employ of the Company or one of its affiliates and/or reward such officer's superior performance during 1996.

 Other Long-Term Incentive Compensation.

  In addition, the CBNC uses other long-term performance based awards, payable in cash, as incentive to certain senior executives of the Company and its subsidiaries to achieve specific performance objectives and criteria.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

  Mr. Frank G. Zarb served as chairman of the board, chief executive officer and president of the Company from June 1994 until January 17, 1997. The compensation payable to Mr. Zarb with respect to his 1996 services was generally determined according to the philosophy described above. With respect to Mr. Zarb's annual base salary of $900,000 set in June 1994, he requested and received no increase in 1996.

 Policy as to Section 162(m) of the Code

  Section 162(m) of the Internal Revenue Code of 1986, as amended, generally denies a publicly traded company a Federal income tax deduction for compensation in excess of $1 million paid to certain of its executive officers unless the amount of such excess is payable based solely upon the attainment of objective performance criteria. The Company has undertaken to qualify substantial components of the incentive compensation it makes available to its executive officers for the performance exception to nondeductibility. Most equity based awards available for grant under the Company's equity compensation plans, and all of the equity based awards actually granted to executive officers will so qualify. Amounts payable under the Company's Performance Bonus Plan for Executive Officers, including amounts payable under the bonus equity program, should also be exempt from the application of such Section 162(m) as performance based compensation. However, in appropriate circumstances, it may be necessary or appropriate to pay compensation or make incentive or retentive awards that do not meet the performance based exception and therefore may not be deductible by reason of Section 162(m).

                                          COMPENSATION, BENEFITS AND
                                          NOMINATING COMMITTEE

                                                   Joseph L. Dionne, Chairman
                                                   H. Furlong Baldwin
                                                   Maurice H. Hartigan

                            EXECUTIVE COMPENSATION

  The following table sets forth the compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and each of the Company's other four most highly compensated executive officers (referred to collectively with the Chief Executive Officer as the "named executives") during years ended December 31, 1996, 1995 and 1994.

                          SUMMARY COMPENSATION TABLE

                                                                      LONG TERM COMPENSATION
                                                                -----------------------------------
                                     ANNUAL COMPENSATION               AWARDS            PAYOUTS
                              --------------------------------- --------------------- -------------
                                                      OTHER     RESTRICTED SECURITIES
                                                      ANNUAL      STOCK    UNDERLYING                ALL OTHER
NAME AND                                           COMPENSATION  AWARD(S)   OPTIONS       LTIP      COMPENSATION
PRINCIPAL POSITION       YEAR SALARY($)   BONUS       ($)(2)      ($)(3)     ($)(4)   PAYOUTS($)(5)  ($)(6)(7)
------------------       ---- --------- ---------- ------------ ---------- ---------- ------------- ------------
FRANK G. ZARB**......... 1996 $900,000         *          --           --       --           --       $64,669
 Chairman, CEO,          1995 $900,000  $  978,005        --    $  325,995  100,000          --       $40,242
 President and Director  1994 $487,500  $1,000,000        --    $4,773,887  600,000          --       $25,163
 of the Company
KENNETH J. DAVIS (1).... 1996 $467,216         *     $460,749   $  159,375   25,000          --       $   374
 Chairman of A&A Inc.,   1995 $427,984  $  295,680   $ 90,923   $  397,358   25,000          --       $   379
 EVP of the Company      1994 $327,674  $  299,591   $ 53,450   $  210,625   50,000          --       $   367
RONALD A. ILES (1)...... 1996 $546,000         *     $120,499   $  296,250      --      $245,825          --
 Deputy Chairman of      1995 $528,430  $  360,726   $105,473   $   90,180      --           --       $20,244
 the Company, Chairman   1994 $440,640  $  526,868   $ 52,536   $  421,250   50,000          --       $14,744
 of A&A Services
 UK plc and Chairman
 of Alexander Howden
 Group Ltd.
EDWARD F. KOSNIK**...... 1996 $425,000         *          --    $  694,688   50,000          --       $25,217
 Senior EVP, COO,        1995 $325,096  $  379,920        --    $   94,980  100,000          --       $13,724
 CFO and Director of     1994 $109,231  $  125,000        --           --   150,000          --       $ 4,665
 the Company
DENNIS L. MAHONEY (1)    1996 $531,180         *     $111,662   $  296,250      --           --       $   374
 EVP of the Company      1995 $492,885  $  321,554   $ 62,369   $  448,808      --           --       $   379
 and Deputy Chairman     1994 $475,830  $  477,360   $100,563          --    50,000          --       $   367
 and Chief Executive
 Officer of Alexander
 Howden Group, Ltd.

--------
*Bonus Information for 1996 not available at this time.
**Terminated without cause effective the close of business on January 17, 1997.
(1) All cash compensation was paid in U.K. pounds sterling except for Mr. Davis who also received compensation in U.S. dollars in connection with a long term work assignment in the United States during 1996. Any amounts paid in pounds sterling have been restated in U.S. dollars based on the average exchange rate expressed in dollars per (Pounds)1.00 of 1.56 in 1996, 1.58 in 1995 and 1.53 in 1994.
(2) These awards sometimes take the form of non-cash compensation or other personal benefits because of tax regulations or competitive business practices in a particular country or region. In this category, Mr. Davis received a $25,869 car allowance and $401,785 for housing expenses related to a long term work assignment in the United States. Mr. Iles received $26,098 car allowance and $59,622 for other transportation expenses. Mr. Mahoney received $86,607 for housing expenses.
(3) Value of restricted stock awards reported reflect the fair market value of the shares awarded on the date of grant. Dividends are paid on the shares of restricted stock at the same rate as on Common Stock. Shares of restricted stock vest immediately upon the death or disability of the holder of restricted stock or in certain circumstances, upon change in control of the Company. Pursuant to the terms of the 1995 LTIP, restrictions on all restricted stock held by the named executives lapsed on December 16, 1996.
(4) No stock appreciation rights ("SARS") have been granted by the Company since January 1990. For all years reported, limited stock appreciation rights ("LSARs") were granted to executive officers in tandem with stock option awards. The LSARs are not included in this table and are described below under the caption "Severance and Other Arrangements."
(5) Represents amounts paid to Mr. Iles during 1996 pursuant to a contingent benefit agreement, the terms of which are more fully described below under the caption "Compensation Arrangements with Named Executive Officers".
(6) Amounts reported in 1996 include: (i) matching contributions made by the Company under the Thrift Plan and an unfunded supplemental retirement plan of $64,669 for Mr. Zarb and $25,217 for Mr. Kosnik; (ii) matching contributions under U.K. Equity Scheme of $374 for each Messrs. Davis and Mahoney; (iii) insurance premiums paid by the Company of $285 for each of Messrs. Zarb and Kosnik.
(7) The Company has entered into arrangements with certain of the named executives that may result in payments to such executives upon termination of employment or a change in control of the Company. These arrangements are described below under the caption "Other Arrangements."

                         STOCK PRICE PERFORMANCE GRAPH

  The graph below provides an indicator of cumulative total stockholder returns for the Company for the period December 31, 1991 to December 31, 1996 compared with the S&P 500 Stock Index and a peer group. The peer group is comprised of the largest publicly traded companies worldwide which compete against the Company in its principal industry segment. The members of the peer group are as follows: Marsh & McLennan Cos. Inc., Arthur J. Gallagher & Co., Sedgwick Group plc and Willis Corroon Group plc. Total return is measured by the increase or decrease in value of $100 invested at the beginning of the period, including both reinvestment of dividends and capital appreciation or depreciation.

SUMMARY
                1991    1992    1993    1994    1995    1996
                ----    -----   -----   -----   -----   -----
A&A             0.0     134.1   104.9   101.6   104.5    97.1
S&P 500         0.0     107.4   117.8   119.8   160.1   193.6
PEER GP         0.0     105.0   121.2   108.2   118.1   120.4

COMPENSATION ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

  FRANK G. ZARB. Mr. Zarb entered into an employment agreement dated as of June 16, 1994 with the Company. The term of employment ends on the last day of the month when Mr. Zarb attains the age of 65 and provides for a minimum annual base salary of $900,000 and a bonus opportunity of at least $1.2 million. In addition, pursuant to the agreement, Mr. Zarb was credited with five years of "Continuous Employment" under the Alexander & Alexander Services Inc. and Subsidiaries Supplemental Executive Retirement Plan for Management (the "SERP"). The agreement also provides that if Mr. Zarb retires after age 62, he will receive the difference, if any, between amounts payable under certain defined benefit plans of his prior employer, The Travelers Inc., and the aggregate amount payable under the SERP and certain other benefit plans. If Mr. Zarb's employment under the agreement is terminated before age 65 by the Company other than for cause or by Mr. Zarb for good reason (which, for purposes of the agreement, includes a reduction in annual base salary or bonus opportunity, involuntary relocation or a material breach of the agreement by the Company), Mr. Zarb is entitled to receive $4 million if terminated on or after June 16, 1996. The maximum amount payable upon such termination of employment, when added to the value of the stock options and restricted stock received under the employment agreement is limited to $20 million. However, if the termination occurs for any reason at any time following a change of control of the Company, the cash severance Mr. Zarb is entitled to receive would be $12 million, and no maximum limit would be placed on the aggregate of cash severance and the value of the stock option and restricted stock granted pursuant to the agreement. In addition to the foregoing, Mr. Zarb received LSARs in tandem with the stock options granted pursuant to the agreement. In connection with the shares of restricted stock awarded to Mr. Zarb in June 1994 and February 1995, the Company has also agreed to file a registration statement under the Securities Act of 1933 covering such shares.

  KENNETH J. DAVIS. Mr. Davis entered into an employment agreement dated June 23, 1982 with a United Kingdom subsidiary of the Company. The term of employment is through March 31, 2003. The employer may terminate the agreement before March 31, 2003, and cease payment of all remuneration except amounts previously accrued, under certain circumstances, including gross negligence in the performance of duties or a criminal conviction (other than a minor violation). The agreement provides for annual review of base salary. The salary paid under this agreement in 1996 is disclosed in the Summary Compensation Table. The agreement also provides for disability and retirement benefits, and certain other perquisites.

  RONALD A. ILES. In January 1988, the Company entered into a contingent benefit agreement with Mr. Iles, payment of which was conditioned on Mr. Iles' continued employment with the Company through December 1995. The total amount payable to Mr. Iles from a notional account is based on assumed investments of $30,000 made annually on March 1, 1986 through March 1, 1989, with the notional investment earning interest calculated at a rate equal to the average of Moody's monthly average of seasoned Triple A corporate bonds for the year, compounded annually. Mr. Iles will be entitled to receive payment during 1996 of an amount equal to the balance in the notional account accrued through December 31, 1995. The payment may be made in up to five installments. The balance of the notional account will continue to earn interest at the rate indicated until the final installment is paid.

  EDWARD F. KOSNIK. Mr. Kosnik entered into an employment agreement dated as of February 15, 1996 with the Company. The term of employment is through August 31, 2000. The agreement provides him a minimum annual base salary of $400,000 and a guaranteed minimum bonus for 1995 and 1996 of $200,000. The Company may terminate the employment of Mr. Kosnik without notice, and cease payment of all remuneration except amounts previously accrued, under certain circumstances, including failure to perform his duties and responsibilities for at least ten business days or the commission of a criminal act which the board of directors determines will have a material adverse impact on the business or reputation of the Company. If Mr. Kosnik's employment is terminated by the Company other than for cause or by Mr. Kosnik for good reason (which, for purposes of the agreement, includes a reduction in annual base salary, involuntary relocation or a material breach of the agreement by the Company), Mr. Kosnik is entitled to receive a single lump sum payment of an amount equal to two times his then current annual salary and his targeted annual bonus in lieu of any benefits under the

Company's Senior Executive Severance Plan (the "Senior Severance Plan"). In addition, the Company must continue to provide health and life insurance and other benefits which Mr. Kosnik would be entitled to under the Senior Severance Plan for a period of up to 24 months. The agreement was amended as of February 16, 1996, to provide for Mr. Kosnik's severance following a potential or actual change of control to be governed by the Company's Employment Continuation Agreement which is described more fully below.

  DENNIS L. MAHONEY. Mr. Mahoney entered into an employment agreement dated October 11, 1990 with a United Kingdom subsidiary of the Company. The term of employment is through September 20, 2010. However, the agreement may be terminated by either party upon 12 months prior written notice. The employer may terminate the employment of Mr. Mahoney without notice, and cease payment of all remuneration except amounts previously accrued, under certain circumstances, including the failure to efficiently and diligently perform his duties or a criminal conviction (other than a minor violation). The agreement provides for an annual base salary that is subject to periodic review and increase. The base salary paid under this agreement in 1996 is disclosed in the Summary Compensation Table. If the employer terminates Mr. Mahoney without cause and without the required notice, the employer must pay severance equal to the base salary under the agreement, and must continue to provide medical and long-term disability insurance and other benefits included under the agreement for a period of 12 months. In addition, Mr. Mahoney will be credited with benefits under the U.K. Pension Scheme calculated as if he had worked for an additional 12 months or, if earlier, until the termination date of the agreement, at a salary equal to his then annual base salary. If a change of control of the Company occurs and the Company gives notice of termination or terminates Mr. Mahoney's agreement without cause, the Company must pay severance equal to one year's base salary and provide the benefits and perquisites otherwise included under the agreement for an additional 12 months. In addition, upon expiration of the 12 months period following termination of employment, Mr. Mahoney will be entitled to receive an additional payment equal to one and one-half times his base salary under the agreement during his final 12 months of employment, less any taxes owed, provided that in the employer's judgment he has complied with certain non-competition and other provisions.

OTHER ARRANGEMENTS

  EMPLOYMENT CONTINUATION AGREEMENTS. The Company has entered into employment continuation agreements with Messrs. Iles, Kosnik and Mahoney. The agreements provide that in the event an executive's employment is terminated under certain circumstances within three years following a change of control (as defined in the agreement) or during a potential change of control (as defined in the agreement) each executive will be entitled to a specified severance benefit equal to three times their annual compensation and also provide for the continuation of certain employee benefits for a period of three years following a qualifying termination, and a cash payment in respect of the value of certain other payments. The benefits afforded under these agreements are in lieu of, and not in addition to, other severance benefits. Under the events specified, executives will be entitled to payment of severance benefits under the agreement if employment is terminated by the executive for "good reason" or by the Company for any reason other than (i) executive's conviction of a felony,
(ii) any acts of dishonesty or gross misconduct by the executive, or (iii) repeated violations of executive's obligations under the agreement. For the purpose of the agreement "good reason" is defined as any reduction in the executive's then annual compensation and benefits and relocation more than 35 miles from the location at which the executive performed his services immediately prior to the change of control. Executives are not entitled to a severance benefit under this agreement in the event of change of the executive's title or reduction of duties. The agreements also contain a non-solicitation provision in connection with any severance benefit received under this agreement. No additional payments will be made by the Company under the agreements to compensate the executive for any excise taxes imposed on payments.

  TERMINATION PROTECTION AGREEMENTS. The Company has entered into termination protection agreements with U.S. senior executives, including Messrs. Zarb and Kosnik. These agreements provide that in the event that (i) the officer's employment is terminated under certain circumstances within three years following a change of control of the Company (as defined in the agreements) and
(ii) benefits are not paid under the terms of the Senior Severance Plan or any other employee benefit or compensation plan, program or arrangement in which the officer participates, the Company will pay the officer such benefits as would have been paid under the termination provisions of any applicable plan, program or arrangement. An officer will be entitled to payment of severance benefits under his agreement if that officer's employment is terminated (i) by the officer for good reason (as defined in the Senior Severance Plan), or (ii) by the Company for any reason other than on account of the officer's conviction of a felony. The agreements also provide for additional payments to compensate the officer for any excise taxes imposed on payments under the agreements.

  LIMITED STOCK APPRECIATION RIGHTS ("LSARS"). Under the 1995 LTIP and predecessor long-term incentive plans (the "Predecessor Plans") as currently in effect, the CBNC may also provide for the grant of LSARs. LSARs may be exercised for a specified period of time following a change of control. Upon exercise of a LSAR, the holder thereof is entitled to receive the difference between the exercise price and the greater of (i) the highest sales price offered in connection with a transaction resulting in a change of control or
(ii) the highest average of the sales price of the Common Stock during the 30 day period preceding a change in the composition of the Company's Board of Directors constituting a change of control. LSARs have been granted in tandem with all outstanding nonqualified stock options awarded to the named executive officers under the 1995 LTIP and Predecessor Plans. In 1996, LSARS were granted in tandem with options granted to the named executive officers under the 1995 LTIP, which grants are included in the information reported in the Summary Compensation Table above.

OPTION GRANTS IN 1996

  The following table sets forth information concerning individual grants of stock options made to the named executives during 1996:

                                                             POTENTIAL REALIZED VALUE
                                                                        AT
                                                             ASSUMED ANNUAL RATES OF
                                                             STOCK PRICE APPRECIATION
                               INDIVIDUAL GRANTS(1)             FOR OPTION TERM(3)
                         ---------------------------------  --------------------------
                                      % OF TOTAL  EXERCISE
                           OPTIONS     OPTIONS    OR BASE
                           GRANTED    GRANTED TO   PRICE    EXPIRATION
   NAME                  (SHARES)(2) EMPLOYEES IN ($/SHARE)    DATE     5%(3)  10%(3)
   ----                  ----------- FISCAL 1996  --------  ---------- ------- -------
                                     ------------
Frank G. Zarb ..........     --          --         --         --        --      --
Kenneth J. Davis .......   25,000        0.99%    $ 16.00    8/22/06   251,500 637,500
Ronald A. Iles .........     --          --         --         --        --      --
Edward F. Kosnik .......   25,000        0.99%    $ 16.00    8/22/06   251,500 637,500
                           25,000        0.99%    $19.625    2/16/06   308,625 781,875
Dennis L. Mahoney ......     --          --         --         --        --      --

--------
(1) All options are exercisable for Common Stock at an exercise price equal to the fair market value of the Common Stock at the date of grant. During 1996, no SARs were issued under the 1995 LTIP. LSARs are not included in this table and are described under the caption "Other Arrangements."
(2) Options awarded to Messrs. Davis and Kosnik are exercisable 50 percent beginning two years from the date of grant and the remaining 50 percent beginning three years from the date of grant.
(3) The dollar amounts under the 5% and 10% columns in the table above are the result of calculations required by the SEC and therefore are not intended to forecast possible future appreciation of the stock price of the Company. Although permitted by the SEC's rules, the Company did not use an alternate formula for grant date valuation because the Company is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. No gain on the stock options awarded to the named executives or other employees is possible without appreciation in the price of the Company's Common Stock, which will benefit all stockholders. The real value of the options in this table depends upon the actual performance of the Company's Common Stock during the applicable period. In order for Mr. Davis and Mr. Kosnik to realize the potential values on their August 22, 1996 grants set forth in the 5% and 10% columns in the table above, the price per share of the Company's Common Stock would have to be approximately $26.06 and $41.50, respectively, and in order for Mr. Kosnik to realize the potential values on his February 16, 1996 grants set forth in the table above, the price per share of the Company's Common Stock would have to be approximately $31.97 and $50.90, respectively, as of the expiration date of their options.

AGGREGATED OPTION EXERCISES IN FISCAL 1996 AND 1996 FISCAL YEAR-END OPTION
VALUES

  The following table sets forth information concerning individual unexercised options held by the named executives during the Company's 1996 fiscal year:

                                                                      VALUE OF UNEXERCISED
                                                       NUMBER OF          IN-THE-MONEY
                             SHARES               UNEXERCISED OPTIONS      OPTIONS AT
                            ACQUIRED      VALUE   AT FY END (SHARES)       FY END ($)
    NAME                 ON EXERCISE (#) REALIZED     EXERCISABLE         EXERCISABLE
    ----                 --------------  -------- ------------------- --------------------
Frank G. Zarb...........        --           --         700,000            $ 150,000
Kenneth J. Davis........        --           --          78,480            $ 218,874
Ronald A. Iles..........        --           --          59,914            $ 151,247
Edward F. Kosnik........    185,320      532,795           --                    --
Dennis L. Mahoney.......        --           --          31,584            $ 106,596

           COMPENSATION, BENEFITS AND NOMINATING COMMITTEE REPORT ON
                             STOCK OPTION EXCHANGE

  On November 26, 1996, the CNBC authorized the Company to offer to exchange certain outstanding non-qualified stock options granted under the 1995 Long-Term Incentive Plan and the 1988 Long-Term Incentive Compensation Plan for stock options to purchase fewer shares of Common Stock (such reduction based on a formula described below) at a per share exercise price equal to the fair market value of Common Stock on the date of grant.

  The CNBC believes that the exchange of "underwater" options is in the best interests of the Company and its stockholders. The overwhelming majority of the Company's outstanding stock options had exercise prices that were substantially above the then current market price of the Common Stock. Stock options have been an important element of the Company's long-term incentive compensation. In awarding stock options to key employees, the CNBC's intent was that such options would represent a significant portion of such employee's total compensation opportunity. This intent has been thwarted lately due to soft market conditions causing a substantial downturn in the market price of the Company's Common Stock. Thus, the Committee concluded that these stock options no longer provided sufficient incentives to the Company's employees nor adequately encouraged key personnel to remain in the Company's employ.

  Excluding the Chairman and Chief Executive Officer, the Company offered the new stock options to holders of original stock options exercisable for up to 4,685,200 shares of Common Stock at original per share exercise prices ranging from $16.00 to $26.50. All option holders, including the Named Executive Officers, elected to exchange their original stock options for new stock options with an exercise price equal to the closing price of the Company's Common Stock on the New York Stock Exchange on November 26, 1996. Each previously granted option was replaced with an option having an equivalent value under the Black Scholes Option Pricing Model. Consequently, the new options provide for the purchase of a fewer number of shares of Common Stock than the options they replaced.

  In determining to make the option exchange offer to employees, the CNBC considered the fairness of such exchange in relation to the Company's other stockholders. The CNBC concluded that the exchange for fewer number of shares based on the Black Scholes Option Pricing Model (a reduction of approximately 56%) would reduce stockholder dilution while permitting the Company to more effectively retain and motivate its key employees.

  In some overseas territories, to comply with local law and practice, option exchanges were not made. Rather, existing options were cancelled and followed by discretionary grants of new options on a similar basis.

                                               NUMBER OF    MKT.
                                     NO. OF   SECURITIES   PRICE                        LENGTH OF
                                   SECURITIES UNDERLYING  OF STOCK EXERCISE          ORIGINAL OPTION
                                   UNDERLYING REPLACEMENT AT TIME  PRICE AT   NEW     TERM REMAINING
                                    OPTIONS     OPTIONS      OF    TIME OF  EXERCISE    AT DATE OF
       NAME/TITLE           DATE   EXCHANGED    GRANTED   EXCHANGE EXCHANGE  PRICE       EXCHANGE
-----------------------------------------------------------------------------------------------------
ELLIOT S. COOPERSTONE     11-26-96  125,000     91,026    $14.50   $17.125  $14.50    7 yrs. 7 months
EXECUTIVE VICE PRESIDENT  11-26-96   75,000     40,507    $14.50   $24.50   $14.50    8 yrs. 8 months
OF THE COMPANY AND CEO &  11-26-96   25,000     22,937    $14.50   $19.625  $14.50   9 yrs. 10 months
PRESIDENT                 11-26-96   25,000     18,408    $14.50   $16.00   $14.50    9 yrs. 3 months
ALEXANDER & ALEXANDER
INC.
-----------------------------------------------------------------------------------------------------
KENNETH J. DAVIS          12-18-87      870        440    $17.75   $38.625  $17.75    9 yrs. 5 months
EXECUTIVE VICE PRESIDENT  11-26-96    1,800         88    $14.50   $24.75   $14.50    2 yrs. 0 months
OF THE COMPANY AND        11-26-96    5,000        391    $14.50   $25.00   $14.50    2 yrs. 7 months
CHAIRMAN, ALEXANDER &     11-26-96    6,000      1,018    $14.50   $23.875  $14.50    3 yrs. 7 months
ALEXANDER INC.            11-26-96    6,000      1,399    $14.50   $23.125  $14.50    4 yrs. 2 months
                          11-26-96   10,000      3,581    $14.50   $23.75   $14.50   5 yrs. 11 months
                          11-26-96    9,000      3,226    $14.50   $25.75   $14.50    6 yrs. 8 months
                          11-26-96   50,000     29,988    $14.50   $20.625  $14.50    7 yrs. 9 months
                          11-26-96   25,000     13,502    $14.50   $24.50   $14.50    8 yrs. 8 months
                          11-26-96   25,000     22,936    $14.50   $16.00   $14.50    9 yrs. 9 months
-----------------------------------------------------------------------------------------------------
JAMES S. HORRICK          12-18-87    2,588      1,410    $17.75   $38.625  $17.75    9 yrs. 5 months
PRESIDENT & CEO           11-26-96    7,000        257    $14.50   $23.625  $14.50     1 yr. 8 months
A&A/REED STENHOUSE        11-26-96    6,000        434    $14.50   $25.00   $14.50    2 yrs. 7 months
COMPANIES LIMITED         11-26-96    6,000        971    $14.50   $23.875  $14.50    3 yrs. 7 months
                          11-26-96    6,000      1,363    $14.50   $23.125  $14.50     4 yrs. 1 month
                          11-26-96   10,000      3,521    $14.50   $23.75   $14.50   7 yrs. 10 months
                          11-26-96   10,000      3,529    $14.50   $25.75   $14.50    6 yrs. 8 months
                          11-26-96   50,000     29,988    $14.50   $20.625  $14.50   7 yrs. 10 months
                          11-26-96   20,000     10,802    $14.50   $24.50   $14.50    8 yrs. 9 months
                          11-21-96   20,000     18,349    $14.50   $16.00   $14.50    9 yrs. 9 months
-----------------------------------------------------------------------------------------------------
RONALD A. ILES(/1/)        12-9-96    8,000        518    $14.00   $25.00   $14.00    2 yrs. 7 months
DEPUTY CHAIRMAN OF THE     12-9-96    8,000      1,188    $14.00   $23.875  $14.00    3 yrs. 7 months
BOARD OF THE COMPANY       12-9-96    8,000      1,670    $14.00   $23.125  $14.00     4 yrs. 1 month
AND CHAIRMAN, ALEXANDER    12-9-96   20,000      6,569    $14.00   $23.75   $14.00   5 yrs. 11 months
HOWDEN GROUP LIMITED       12-9-96   20,000      6,572    $14.00   $25.75   $14.00    6 yrs. 8 months
                           12-9-96   50,000     28,298    $14.00   $20.625  $14.00    7 yrs. 9 months
-----------------------------------------------------------------------------------------------------
R. ALAN KERSHAW           12-21-95   10,000     10,000    $19.625  $24.50   $19.625   9 yrs. 6 months
VICE PRESIDENT &          11-26-96    3,000        217    $14.50   $25.00   $14.50    2 yrs. 6 months
TREASURER OF THE COMPANY  11-26-96    3,000        485    $14.50   $23.875  $14.50    3 yrs. 6 months
                          11-26-96    3,000        682    $14.50   $23.125  $14.50     4 yrs. 1 month
                          11-26-96    3,000      1,056    $14.50   $23.75   $14.50   5 yrs. 10 months
                          11-26-96    3,000      1,059    $14.50   $25.75   $14.50    6 yrs. 7 months
                          11-26-96   20,000     11,995    $14.50   $20.625  $14.50    7 yrs. 9 months
                          11-26-96   10,000      7,266    $14.50   $19.625  $14.50     9 yrs. 1 month
-----------------------------------------------------------------------------------------------------
EDWARD F. KOSNIK          11-26-96  150,000     89,965    $14.50   $20.625  $14.50    7 yrs. 9 months
SENIOR EXECUTIVE VICE     11-26-96  100,000     54,009    $14.50   $24.50   $14.50    8 yrs. 8 months
PRESIDENT,
CHIEF OPERATING OFFICER   11-26-96   25,000     18,408    $14.50   $19.625  $14.50    9 yrs. 3 months
OF THE COMPANY AND CHIEF  11-26-96   25,000     22,937    $14.50   $16.00   $14.50    9 yrs. 9 months
FINANCIAL OFFICER
-----------------------------------------------------------------------------------------------------
DENNIS L. MAHONEY (/1/)   12-18-87    6,501      3,260    $17.75   $38.625  $17.75    9 yrs. 5 months
EXECUTIVE VICE PRESIDENT   12-9-96   10,000      3,286    $14.00   $25.75   $14.00    6 yrs. 8 months
OF THE COMPANY AND         12-9-96   50,000     28,298    $14.00   $20.625  $14.00    7 yrs. 9 months
DEPUTY CHAIRMAN
ALEXANDER HOWDEN
LIMITED GROUP
-----------------------------------------------------------------------------------------------------
DAN R. OSTERHOUT          12-18-87      786        400    $17.75   $38.625  $17.75    9 yrs. 5 months
SENIOR VICE PRESIDENT     11-26-96    3,500        129    $14.50   $23.625  $14.50     1 yr. 8 months
OF THE COMPANY AND        11-26-96    2,500        181    $14.50   $25.00   $14.50    2 yrs. 6 months
CHAIRMAN & CEO ALEXANDER  11-26-96    2,500        404    $14.50   $23.875  $14.50    3 yrs. 6 months
UNDERWRITING SERVICES     11-26-96    2,800        636    $14.50   $23.125  $14.50     4 yrs. 1 month
                          11-26-96   10,000      3,521    $14.50   $23.75   $14.50   5 yrs. 10 months
                          11-26-96   10,000      3,529    $14.50   $25.75   $14.50    6 yrs. 7 months
                          11-26-96   30,000     17,993    $14.50   $20.625  $14.50    5 yrs. 9 months
                          11-26-96   20,000     14,727    $14.50   $19.625  $14.50    9 yrs. 3 months
-----------------------------------------------------------------------------------------------------
MARK J. SCHNEIDERMAN      12-21-95   25,000     25,000    $19.625  $24.50   $19.625   9 yrs. 6 months
SENIOR VICE PRESIDENT--   11-26-96   25,000     18,165    $14.50   $19.625  $14.50     9 yrs. 1 month
HUMAN RESOURCES
-----------------------------------------------------------------------------------------------------

                                              NUMBER OF    MKT.
                                    NO. OF   SECURITIES   PRICE                        LENGTH OF
                                  SECURITIES UNDERLYING  OF STOCK EXERCISE          ORIGINAL OPTION
                                  UNDERLYING REPLACEMENT AT TIME  PRICE AT   NEW     TERM REMAINING
                                   OPTIONS     OPTIONS      OF    TIME OF  EXERCISE    AT DATE OF
      NAME/TITLE           DATE   EXCHANGED    GRANTED   EXCHANGE EXCHANGE  PRICE       EXCHANGE
----------------------------------------------------------------------------------------------------
DONALD L. SEELEY         11-26-96    3,500        156    $14.50   $24.00   $14.50    1 yr. 10 months
SENIOR VICE PRESIDENT    11-26-96    4,000        289    $14.50   $25.00   $14.50    2 yrs. 6 months
OF THE COMPANY AND       11-26-96    4,000        647    $14.50   $23.875  $14.50    3 yrs. 6 months
CEO, ALEXANDER           11-26-96    4,000        909    $14.50   $23.125  $14.50     4 yrs. 1 month
CONSULTING GROUP         11-26-96    8,000      2,817    $14.50   $23.75   $14.50   5 yrs. 10 months
                         11-26-96   10,000      3,529    $14.50   $25.75   $14.50    6 yrs. 7 months
                         11-26-96   40,000     23,991    $14.50   $20.625  $14.50    5 yrs. 9 months
                         11-26-96   20,000     10,802    $14.50   $24.50   $14.50    6 yrs. 8 months
----------------------------------------------------------------------------------------------------
ALBERT A. SKWIERTZ, JR.  11-26-96    2,500        756    $14.50   $21.625  $14.50    4 yrs. 6 months
SENIOR VICE PRESIDENT    11-26-96    3,000      1,056    $14.50   $23.75   $14.50   5 yrs. 10 months
AND GENERAL COUNSEL      11-26-96    3,000      1,059    $14.50   $25.75   $14.50    6 yrs. 7 months
OF THE COMPANY           11-26-96   20,000     11,995    $14.50   $20.625  $14.50    7 yrs. 9 months
                         11-26-96   15,000      8,101    $14.50   $24.50   $14.50    8 yrs. 8 months
----------------------------------------------------------------------------------------------------
RICHARD P. SNEEDER, JR.  12-21-95   15,000     15,000    $19.625  $24.50   $19.625   9 yrs. 6 months
VICE PRESIDENT & CON-    11-26-96   15,000      9,608    $14.50   $19.75   $14.50   7 yrs. 11 months
TROLLER
OF THE COMPANY           11-26-96   15,000     10,899    $14.50   $19.625  $14.50     9 yrs. 1 month
----------------------------------------------------------------------------------------------------
ALAN E. WILLIAMS (/1/)   12-18-87    6,120      3,060    $17.75   $38.625  $17.75    9 yrs. 5 months
CHAIRMAN - MARINE &       12-9-96    1,400         54    $14.00   $24.75   $14.00     2 yrs. 1 month
AVIATION DIVISION OF      12-9-96   30,000     16,979    $14.00   $20.625  $14.00    7 yrs. 9 months
ALEXANDER HOWDEN
GROUP LIMITED
----------------------------------------------------------------------------------------------------

--------
+ Executive officers who were also members of the Company's operations board were not eligible to particpate in the December 1995 repricing.

++ Mr. Zarb did not participate in either the December 1995 repricing or the November 1996 Option Exchange.

(/1/)Messrs. Iles, Mahoney and Williams did not participate in the Stock Option
     Exchange, however, they were awarded discretionary grants from the CBNC in December following the voluntary cancellation of all their outstanding options under the 1988 Long-Term Incentive Compensation Plan and the 1995 LTIP.

PENSION TABLES

  The following table sets forth estimated annual benefits payable upon retirement under a program maintained for the Company's employees in the United States through a funded, noncontributory pension plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Basic Plan"), and an unfunded supplemental executive retirement plan.

                            U.S. PENSION PLAN TABLE*

        AVERAGE
      PENSIONABLE
      EARNINGS(1)                       YEARS OF SERVICE(2)
      -----------   -----------------------------------------------------------
                       5      10      15       20       25       30       35
                    ------- ------- ------- -------- -------- -------- --------
      $  350,000    $23,982 $47,963 $71,945 $100,301 $128,658 $157,015 $185,371
         400,000     27,482  54,963  82,445  114,926  147,408  179,890  212,371
         450,000     30,982  61,963  92,945  129,551  166,158  202,765  239,371
         500,000     34,482  68,963 103,445  144,176  184,908  225,640  266,371
         600,000     41,482  82,963 124,445  173,426  222,408  271,390  320,371
         700,000     48,482  96,963 145,445  202,676  259,908  317,140  374,371
         800,000     55,482 110,963 166,445  231,926  297,408  362,890  428,371
         900,000     62,482 124,963 187,445  261,176  334,908  408,640  482,371
       1,000,000     69,482 138,963 208,445  290,426  372,408  454,390  536,371

--------
* This information has not been updated since the Company's Proxy Statement filed with the Commission on March 29, 1996.
(1) The normal retirement benefit is a monthly income for life determined pursuant to a formula based on an employee's credited years of service and average annual pensionable credited earnings (which generally does not include incentive compensation payments) for the 60 highest consecutive months prior to retirement ("Final Average Earnings"). The amount of an employee's covered compensation is based on the 35-year period ending with the employee's Social Security retirement age. If approved by the CBNC, earnings other than Final Average Earnings ("Pensionable Earnings") may be used to calculate the normal retirement benefit. The amounts shown are not subject to any deduction for Social Security or other offset amounts and are payable in the form of a straight life annuity.
(2) Pursuant to the terms of Mr. Zarb's employment agreement, the Company agreed that, if he should retire after attaining age 62, it would provide Mr. Zarb with such additional supplemental retirement benefits as were necessary to assure that he receives retirement benefits in the aggregate from the Company and its plans and the defined benefit retirement plans at The Travelers Inc. and its subsidiaries (the "Travelers Plans") that are at least equal to the retirement benefits he would have received from the Travelers Plans had he retired from The Travelers Inc. on the same date as he retires from the Company. As of December 31, 1995, there were no accrued benefits payable to Mr. Zarb under this provision of his agreement.
(3) The approximate credited years of service for each of the named executives who participates in the Basic Plan and supplemental retirement plan is as follows: Mr. Zarb at age 61--18 months; and Mr. Kosnik at age 51--16 months. Messrs. Davis, Iles and Mahoney are not eligible to participate in either the Basic Plan or the supplemental executive retirement plan.

  The following table sets forth estimated annual benefits payable upon retirement under the Alexander & Alexander U.K. Pension Scheme (the "U.K. Pension Scheme"):

                         U.K. PENSION SCHEME TABLE*(1)

                AVERAGE
              PENSIONABLE
              EARNINGS(2)       YEARS OF SERVICE(3)
              -----------   --------------------------
                               30       35       40
                            -------- -------- --------
               $276,458     $138,229 $161,267 $184,306
                315,952      157,976  184,306  210,634
                394,940      197,470  230,381  263,294
                473,928      236,964  276,458  315,952
                552,916      276,458  322,535  368,610
                631,904      315,952  368,610  421,270
                710,892      355,446  414,687  473,928

--------
* This information has not been updated since the Company's Proxy Statement filed with the Commission on March 29, 1996.

(1) The retirement benefit will be paid in pounds sterling. Amounts have been stated in U.S. dollars based on the average 1995 exchange rate expressed in dollars per (Pounds)l.00 of 1.58.
(2) The normal retirement benefit is a monthly income for life, with a guarantee of 60 months payment, equal to a percentage of an employee's "final pensionable salary" which is determined based on credited years of service. The maximum percentage, reached after 40 years of credited service, is 66.67 percent. The "final pensionable salary" is the highest average annual salary paid during any three consecutive years during the last 10 years prior to retirement. All pension payments are indexed at 3 percent per year. Mr. Iles reached normal retirement age in December 1995 when he elected to take a lump sum benefit of $118,134 from the plan and to defer pension payment of $313,677 per year until his retirement. Mr. Mahoney will be entitled to a retirement benefit equal to 29.2 percent and increasing to 66.67 percent in September 2010 of his then current pensionable salary; and Mr. Davis will be entitled to a retirement benefit equal to 54.6 percent and increasing to 66.67 percent in March 2003 of his then current pensionable salary. 1995 salaries for Messrs. Iles, Mahoney and Davis in U.S. dollars equaled $528,430, $492,885 and $427,984, respectively. The amounts shown are not subject to any deduction for Social Security or other offset amounts.
(3) The approximate credited years of service for each of the named executives who participates in the U.K. Pension Scheme are as follows: Mr. Davis at age 53--32 years and 9 months; Mr. Iles 40 years and Mr. Mahoney at age 45--17 years and 6 months. Messrs. Zarb and Kosnik do not participate in the U.K. Pension Scheme.

                             CERTAIN TRANSACTIONS

  Mr. Dionne, who is a director of the Company is also chairman of the board of directors and chief executive officer of McGraw-Hill, Inc. ("McGraw-Hill"). During 1996, the Company paid Standard & Poor's (a McGraw-Hill subsidiary) $81,250 in connection with debt rating services provided.

  Mr. Hartigan, who is a director of the Company, is also executive vice president of PNC Bank Corporation ("PNC"). During 1996, the Company paid $76,000 to PNC in connection with its role as the confirming bank for a letter of credit issued by The Bank of Nova Scotia for the settlement of certain contingencies. The Company also paid PNC commitment fees of $39,000 in connection with its Credit Facility.

  Mr. Zarb, chairman of the board, president and chief executive officer of the Company is also a director of Credit Suisse First Boston. During 1996, the Company committed to fees of $5,750,000 primarily for consultation related to the merger of the Company with AON. In addition, the Company paid Credit Suisse commitment fees of $39,000 in connection with its Credit Facility.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Officers, directors and greater than 10% stockholders are required by certain regulations to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on its review of the copies of such forms received by it, the Company believes that, since December 31, 1996 , its officers, directors and greater than 10% beneficial owners have complied with all applicable filing requirements with respect to the Company's equity securities.

                                   SIGNATURE

  Pursuant to the requirements of the Exchange Act, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

                                          Alexander & Alexander Services Inc.

                                            /s/ Albert A. Skwiertz, Jr.
                                          By___________________________________
                                            Name: Albert A. Skwiertz, Jr.
                                            Title: Senior Vice President and
                                                General Counsel

                                  SCHEDULE I

Patrick G. Ryan..........  Mr. Ryan has been Chairman of the Board of Aon
123 N. Wacker Drive        Corporation ("Aon") since 1990 and President and
Chicago, Illinois 60606    Chief Executive Officer of Aon since the merger of
                           Aon and Ryan Insurance Group, Inc. ("Ryan Group") in 1982. Prior to the merger, Mr. Ryan served as Chairman of the Board and Chief Executive Officer of Ryan Group. Mr. Ryan is a director of First
                           Chicago NBD Corporation, Chairman of the Board of
                           Trustees of Northwestern University and a Trustee of Rush-Presbyterian-St. Luke's Medical Center. Mr.
                           Ryan is a citizen of the United States.

Harvey N. Medvin.........  Mr. Medvin became Vice President and Chief
123 N. Wacker Drive        Financial Officer of Aon in 1982 and was elected
Chicago, Illinois 60606    Executive Vice President, Chief Financial Officer
                           and Treasurer of Aon in 1987. He also serves as a director or officer of certain of Aon's subsidiaries. Mr. Medvin is a citizen of the United
                           States.

Raymond I. Skilling......  Mr. Skilling is an attorney at law and a Solicitor
123 N. Wacker Drive        of the English Supreme Court. Mr. Skilling has
Chicago, Illinois 60606    served as a director of Aon since 1977. He serves
                           as Executive Vice President and Chief Counsel of
                           Aon. He has been employed by Aon since 1976, prior to which he was a partner in the international law firm now called Clifford Chance, headquartered in London, England. Mr. Skilling has been a legal advisor to Aon since 1967. Mr. Skilling is a citizen of the United Kingdom.

Michael D. O'Halleran....  Mr. O'Halleran has been employed by subsidiaries of
123 N. Wacker Drive        Aon since November, 1987. From November, 1987 to
Chicago, Illinois 60606    August, 1995 he was Chairman, President and Chief
                           Executive Officer of Aon Risk Services, Inc. In
                           August, 1995, Mr. O'Halleran was named President of
                           Aon Group, Inc., the commercial brokerage and consulting operations of Aon. He now serves as President and Chief Operating Officer of Aon Group,
                           Inc. In addition, Mr. O'Halleran serves on the boards of directors of the Boys and Girls Clubs of Chicago Special Children's Charities, Providence-
                           St. Mel High School, Angus Robinson, Jr. Memorial
                           Foundation and the University of Wisconsin-
                           Whitewater. Mr. O'Halleran is a citizen of the United States.